December 2, 2011

VIA EDGAR

Shehzad Niazi
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Dr. Tattoff, Inc. Application for Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities
Act”), Registration Statement on Form 10, as amended (File No. 000-52836)

Mr. Niazi:

Pursuant to Rule 477 promulgated under the Securities Act, Dr. Tattoff, Inc. (the “Company”), hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form 10-12G  (File No. 000-52836), together with all exhibits thereto, initially filed with the Securities and Exchange Commission (the “Commission”), on October 5, 2011, and as amended on November 15, 2011 (as so amended, the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.  The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective on December 5, 2011.  The Company is in the process of waiting for additional comments from the Commission staff and thereafter responding to such comments.

The Company intends to file a replacement Registration Statement on Form 10 with the Commission once the Company has fully responded to the Commission staff’s comments.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.  Please direct questions with respect to this matter to:

Mr. Terry Childers
Bryan Cave, LLP
One Atlantic Center, 14th Floor
1201 West Peachtree Street, N.W.
Atlanta, Georgia 30309-3488
Telephone: (404) 572-6820
Facsimile: (404) 420-0820

Very truly yours,

Dr. Tattoff, Inc.

By:	/s/ John P. Keefe
John P. Keefe
Chief Executive Officer